
Delivering Results.

EnergySouth, Inc.
2004 Annual Report

Profile

EnergySouth, Inc. is a holding company for a group of energy-related subsidiaries operating in the distribution and storage segments of the natural gas industry.

Mobile Gas Service Corporation, EnergySouth's natural gas distribution company, purchases, sells, and transports natural gas through pipeline networks to homes, businesses, and industries. Bay Gas Storage, EnergySouth's natural gas storage company, offers pipeline transportation and storage services "mid-stream" of natural gas producers and natural gas markets.

Other EnergySouth, Inc. companies include EnergySouth Services, a business engaged in contract and consulting work for other utilities and industrial customers, and Southern Gas Transmission Company, which is involved in the intrastate transportation of natural gas.

EnergySouth companies are located in a competitively attractive position in southwest Alabama where natural gas pipelines coming ashore from production facilities in the Gulf of Mexico converge with interstate pipelines that traverse the southeastern region of the United States.





Consolidated Financial Highlights

In Thousands, Except Per Share Data	YEAR ENDED 9/30/04
Revenues and Earnings	
Gross Revenues	$115,972
Net Income	12,568
Basic Earnings Per Share	1.62
Diluted Earnings Per Share	1.60
Price to Earnings Ratio	17.03
Dividends	
Current Quarter Dividends, Annual Basis	$0.80
Dividend Yield	2.94%
Capital Expenditures	
Capital Expenditures For The Period	$8,570
Capital Investment at Period End	275,014
Capital Structure	
Long-Term Debt (Less Current Maturities)	$84,692
Common Stockholders' Equity	93,865
Book Value Per Share of Common Stock	11.99



About the Cover:
We manage our business with a clear strategy for creating shareholder value through steady, consistent, and long term financial performance. We deliver results.


MOBILEGAS
MOBILEGAS

To Our Shareholders

EnergySouth, Inc. is delivering results through the implementation of a conservative business model that capitalizes on our sound infrastructure and strategic location.

EnergySouth's financial objective is to provide an attractive total return to shareholders in the form of dividends and stock appreciation through consistent earnings growth and a return on equity that places us in the top quartile of our industry peer group.

In 2004, we exceeded these goals as EnergySouth reported record earnings for the third consecutive year.

- **Earnings were $12,568,000 or $1.60 per diluted share, a 10% increase over 2003 earnings.**
- **Return on equity was 13.4%, placing the Company in the top quartile of its industry peer group.**
- **Annualized dividends increased 5.3% in 2004, the 29th consecutive year that dividends were increased.**
- **Total shareholder return was 18.7% and 15.4% on an annualized basis for the five and ten years ended September 30, 2004.**

The marketplace has recognized and rewarded EnergySouth's continued earnings growth and financial performance with upward momentum in the price of our stock. Over the past five years, shares of EnergySouth stock have doubled in price, leading the Company's Board of Directors to declare a three-for-two stock split effective September 2, 2004. We take great pride that EnergySouth has delivered steady and consistent long-term value to shareholders in the form of dividends and stock appreciation.

The strong growth in earnings for 2004 resulted primarily from the natural gas distribution operations of Mobile Gas, which contributed



John C. Hope, III,
Chairman of the Board of EnergySouth, Inc.



John S. Davis,
President & CEO of EnergySouth, Inc.

29 consecutive years of increasing dividends and delivering results to shareholders.


DIVIDEND HISTORY
CALENDAR YEAR DIVIDEND DECLARED (Restated for Stock Splits)
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
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2003
2004

$1.08 in earnings per diluted share, a 9% increase from 2003 earnings. Annual rate adjustments, as approved under the Rate Stabilization and Equalization ratemaking methodology, an increase in weather adjusted customer usage, and effective cost control efforts contributed to the solid performance of our core distribution business.

Bay Gas' storage operations also continued to show improvement in earnings, which include a full fiscal year of revenues associated with the operation of its second natural gas storage cavern. In 2004, Bay Gas delivered $.51 per diluted share to consolidated earnings, a 16% increase from the prior year.

Looking forward, one of the greatest challenges facing EnergySouth will be managing volatility in the commodity price for natural gas. For our distribution business, the cost of gas delivered to customers is passed through to customers dollar for dollar, but gas prices can affect customers' gas purchasing decisions. We will continue to work diligently to minimize the effect of fluctuating prices on customers' bills through forward gas purchasing strategies. In contrast, price volatility creates additional demand for Bay Gas' storage services as businesses use storage to manage supply portfolios and peak demand needs.

EnergySouth has a solid foundation consisting of two complementary core businesses – natural gas distribution and natural gas storage.

EnergySouth's long-term strategic objective is sustainable growth. Three consecutive years of strong earnings growth and financial performance is commendable, but it is only the beginning. To achieve our long term objectives, EnergySouth will seek to deliver consistent growth through the implementation of strategies that focus on:

- **Continuing to manage our distribution system according to a conservative business model that delivers solid, steady returns;**
- **Expanding our current distribution system through construction of new infrastructure and acquisition of other distribution systems where economically feasible;**
- **Developing additional storage capacity and expanding pipeline infrastructure to create a dynamic service and trading "hub", and**
- **Continuous efforts to contain and control operating expenses for optimum results.**

With expanding markets, increased demand for natural gas distribution and storage services, and a clearly articulated set of strategies, EnergySouth is uniquely positioned to capitalize on opportunities for future growth. We are confident in EnergySouth's plans to deliver steady and consistent returns and to provide shareholders an exceptionally sound investment opportunity in the years ahead.

Thank you for your continued confidence and support.

John S. Davis
President and Chief Executive Officer

John C. Hope, III
Chairman of the Board


COMMON STOCK EARNINGS PER SHARE
*Restated to reflect the three-for-two stock split effective September 2, 2004.
$1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
$1.19*
$0.82*
$1.35*
$1.45*
$1.60
2000
2001
2002
2003
2004


DOLLARS
CUMULATIVE TOTAL RETURN
275
250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003
2004
ASSUMES $100 INVESTED ON OCT. 1, 1999 / ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING SEPT. 30, 2004
ENERGYSOUTH, INC.
COREDATA GROUP INDEX
RUSSELL 2000 INDEX


SOUTH CAROLINA
ISSISSIPPI
ALABAMA
Transco
GEORGIA
Sonat
Bay Gas Storage
EnergySouth Mobile
Gulf South
Pensacola
Tallahassee
ATLANTIC OCEAN
Florida Gas Transmission
PRODUCTION
Gulfstream
GULF OF MEXICO
Tampa
FLORIDA
Bay Gas Storage
EnergySouth Mobile
Gulf South
Pensacola

EnergySouth companies are positioned in a strategically attractive location in southwest Alabama where natural gas pipelines coming onshore from production facilities in the Gulf of Mexico connect with interstate pipelines that traverse the southeast.

EnergySouth, Inc.

One of EnergySouth's strengths is a focused approach to management and growth, a disciplined strategy of "building on what we do best." Operating core businesses efficiently and building on opportunities for growth presented by those businesses is a strategy that has led EnergySouth to three consecutive years of record profitability and established a foundation for future growth and success.

The Company's complimentary core businesses provide an advantageous combination of stability and growth. Mobile Gas, EnergySouth's local distribution company, is managed through a conservative business model with the expectation of delivering steady and consistent returns and always with an eye for expansion through acquisitions. Bay Gas Storage, EnergySouth's natural gas storage business, complements the distribution



The EnergySouth, Inc. Senior Management Team

Seated from left:
Senior Vice President and Chief Financial Officer Charles P. Huffman; President and Chief Executive Officer John S. Davis; Mobile Gas Service Corporation Senior Vice President Operations and Marketing A. Scott Bergoon.

Standing from left:
Senior Vice President Corporate Development W.G. Coffeen III; Vice President, Secretary, and General Council G. Edgar Downing, Jr., and Bay Gas Storage Company, Ltd. President and Chief Operating Officer Gregory H. Welch.

operations and presents significant growth opportunities for EnergySouth.

The proximity of EnergySouth companies to Gulf of Mexico natural gas production is an operational asset today and a source of future growth prospects as well. Located at the confluence of natural gas supplies coming onshore from production facilities in the Gulf of Mexico and interstate pipelines that distribute natural gas to markets throughout the eastern region of the United States, our location offers distinct benefits for customers and holds great promise for future expansion.

Due to its efficiency, cleanliness, and reliability, natural gas is growing increasingly popular for a wide range of uses. With its pipeline distribution and transportation network, storage facilities, location, and expertise, EnergySouth, Inc. is positioned to capitalize on increasing demand in the years ahead.



Mobile Gas

Since 1836, Mobile Gas Service Corporation (Mobile Gas) has been serving the Mobile area with clean and efficient energy service by delivering natural gas to homes, schools, hospitals, businesses and industries. With direct connections to major gas processing plants located on the Alabama coast and affiliated gas storage facilities on the north side of our system, Mobile Gas is able to deliver a secure, reliable source of energy to its customers.

A regulated utility, Mobile Gas represents a solid core distribution business with the ability to deliver long-term stable returns.

The distribution company operates under a distinctive rate setting mechanism that provides the opportunity to earn a rate of return between 13.35% and 13.85% by allowing periodic adjustments to rates while promoting cost containment and rate stability for consumers. Mobile Gas also utilizes a weather normalization clause during the winter months that permits adjustments for deviations in weather from historical norms, allowing more stability in earnings for Mobile Gas and providing greater stability in customers' bills.

Natural gas continues to grow in popularity for a wide range of residential and commercial uses. Nationally, over 70% of new single family homes use natural gas, and in the Mobile Gas service area, driven by demand for value-added products such as logs, grills, and ranges, new home saturation exceeds 75%.

Increasing demand for natural gas fired residential, commercial, and industrial equipment combined with a tight supply market has contributed to commodity price volatility. Higher commodity prices for natural gas have had an impact on Mobile Gas in recent years and continue to be of strategic importance.



Delivering natural gas to homes, businesses, and industry is our business. A 168 year old natural gas distribution company, Mobile Gas has been the platform for growth of EnergySouth, Inc. while remaining true to its heritage of delivering safe and reliable energy to Mobile and Baldwin Counties in southwest Alabama.

These costs are passed on directly to the customer, creating no additional profit for Mobile Gas. Thus, higher gas supply costs ultimately translate into higher bills for customers.

Mobile Gas continues to meet the challenge of price volatility by securing fixed prices for a portion of its gas supply needs in advance of peak periods, capitalizing on its direct connections to gas processing plants and utilizing gas storage. A balanced billing program is also available to customers which serves to mitigate the seasonal fluctuations in their bills.

In contrast to rapid population expansion in Baldwin County, growth in the utility's primary Mobile County service area remains flat. To maintain market share and take advantage of opportunities for adding load in the more mature Mobile market, Mobile Gas continues to emphasize the superior and unique benefits of gas products. In Baldwin County, Mobile Gas is actively pursuing expansion of its distribution system through alliances with residential developers, commercial businesses and industrial customers.

Industrial activity in the south Alabama area has been a catalyst for growth for Mobile Gas in past years, but the industrial segment in recent years has experienced decline, a product of a number of variables ranging from national economic conditions to higher commodity prices for gas supplies. New industries are, however, changing the current landscape of the utility's service area. A new cruise terminal opened in October 2004 to serve as a home port for Carnival Cruise Lines. Construction is currently underway on the RSA Tower, a hotel and office complex which, when completed, will represent the tallest building in the state of Alabama, and construction will begin shortly on a national maritime museum. Based on developments like these, we are optimistic about the



When completed, the Retirement Systems of Alabama (RSA) Tower will be the tallest building in the state and the most visible symbol of new commercial and industrial development in the Mobile Gas service area.



Certified executive Chef Henry Douglas proclaims the benefits of cookin' with gas in a new advertising campaign launched by Mobile Gas in September of 2004.

MOBILEGAS
Energy for Life.

A new logo connects using natural gas with quality of life.

prospects for future infrastructure and industrial development in coastal Alabama. We will remain active in our efforts with local governments, chambers of commerce and Envision Coastal Alabama to attract new businesses and industries to our area.

To achieve earnings growth in our distribution business, we must grow our asset base. In addition to the growth efforts taking place in our current operating system, we will continue to pursue the acquisition of existing systems where economically attractive.

Natural gas is the leading consumer choice for home heating, cooking, and water heating, and from electric generation to hospital services, it remains the clear economic and environmental choice for business and industry. Mobile Gas' commitment to providing safe, reliable, efficient energy has been the foundation of the utility's success for the past 168 years, and we expect those values to continue delivering results for customers and shareholders alike in the future.

Bay Gas Storage Company, Ltd.


BAY GAS
STORAGE CAVERNS
1500'
1200'
900'
600'
300'
100'
0
Empire State Building
Cavern I
Current Working Gas Capacity 2.3 Bcf
Cavern II
Current Working Gas Capacity 3.7 Bcf
Cavern III
Planned Cavern III Capacity 5.0 Bcf

Bay Gas Storage Company, Ltd. (Bay Gas) began operations with the construction of its first underground salt-dome natural gas storage cavern in September 1994 to serve the peak day supply needs of Mobile Gas. Over the past ten years, Bay Gas has been a remarkable growth story, and prospects for the future are even brighter.



Currently, Bay Gas operates two high-deliverability underground natural gas storage caverns in McIntosh, AL, about 40 miles north of Mobile, with a working gas capacity of 6.0 Bcf. Phase I of the second cavern was completed and placed into service April 1, 2003. Continuing cavern development for the second storage cavern is planned to provide an additional 1.0 Bcf of working gas capacity over the next several years without interruption of storage operations. In addition to pipeline interconnects with the Mobile Gas distribution system, Bay Gas has invested in pipeline expansion facilities in recent years which include direct connections to Florida Gas Transmission and Gulf South Pipeline, both interstate pipelines.

As the southeastern-most salt-dome storage facility in the United States, Bay Gas is in a unique location for providing storage services to regions of the country where demand for natural gas is growing rapidly, particularly as a fuel for natural gas-fired electric generation.

While the development of two storage caverns and pipeline infrastructure has solidified Bay Gas as a vital "mid-stream" asset that enables industrial, pipeline, electric generation, and utility companies to manage supply portfolios, in June of this past year the storage company took an additional step in securing future growth by holding an "open season" event to assess interest in the development of a third cavern. Response to the open season was positive, with prospective clients submitting



Rock salt is removed during development of underground storage caverns to make way for natural gas injections. Storage capacity has more than doubled at Bay Gas, growing from 2.3 Bcf in 1994 to a total working gas capacity of 6.0 Bcf in 2004.

non-binding expressions of interest in more than twice the potential capacity offered. As a result, Bay Gas is currently evaluating additional cavern development which would eventually double its existing storage capacity.

Storage services will continue to play a critical role in balancing the needs of producers and suppliers with the needs of end users in an energy market where efficiently managing supply portfolios is imperative. Bay Gas is well positioned to capitalize on this increasing demand for storage services in the southeastern region of the United States.



Bay Gas Storage facilities.



Natural gas heaters remove water vapor from stored gas before delivery to pipelines at the Bay Gas Storage facility.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of EnergySouth, Inc. is responsible for the preparation, integrity, and objectivity of the consolidated financial statements and all other sections of this annual report. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America and the Uniform System of Accounts prescribed by the Alabama Public Service Commission. In preparing the consolidated financial statements, Management made informed estimates and judgments of the expected effects of events and transactions based upon currently available facts and circumstances.

Management maintains a system of internal accounting controls which it believes is adequate to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with Management authorization, and the financial records are sufficiently reliable for preparing the consolidated financial statements. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and that there are inherent limitations in the effectiveness of any system of internal accounting controls. The Company's internal audit department, which has unrestricted access to all levels of Company management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, independent certified public accountants, has been engaged to audit the Company's consolidated financial statements and to express an opinion as to whether such statements present fairly the Company's financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America and in connection therewith, they obtain an understanding of the Company's systems of internal accounting controls and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of presentation of the financial statements.

The Board of Directors, acting through its Audit Committee, oversees Management's responsibilities in the preparation of the consolidated financial statements. In performing this function, the Audit Committee, which is composed of five Directors who are not employees of the Company, meets regularly with Management, internal audit and the independent certified public accountants to review the work of each. Deloitte & Touche LLP and internal audit have access to the Audit Committee and to the Board of Directors, without Management present, to discuss internal accounting control, auditing, and financial reporting matters.

We believe these policies and procedures provide reasonable assurance that our operations are conducted with a high standard of business conduct and that the financial statements reflect fairly the financial position, results of operations, and cash flows of the Company.

John S. Davis
President and Chief Executive Officer

Charles P. Huffman
Senior Vice President
and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Company

EnergySouth, Inc. (EnergySouth) is a holding company for a family of energy businesses. EnergySouth and its consolidated subsidiaries are collectively referred to herein as the "Company." The Company, through Mobile Gas Service Corporation (Mobile Gas) and Southern Gas Transmission Company (SGT), is engaged in the distribution of natural gas to residential, commercial and industrial customers in southwest Alabama. Through Bay Gas Storage Company, Ltd. (Bay Gas), the Company provides underground natural gas storage services and transportation services. Other EnergySouth subsidiaries are engaged in merchandising, financing, and other energy-related services.

Summary

Consolidated Net Income

Diluted earnings per share increased $0.15, up 10% from fiscal 2003. Fiscal year 2003 earnings per share increased 7% as compared to fiscal 2002. Financial information by business segment is shown in Note 10 to the Consolidated Financial Statements.

2004 vs 2003 Earnings from the Company's natural gas distribution business increased $0.09 per diluted share during fiscal year 2004, primarily from its Mobile Gas subsidiary. Mobile Gas' earnings were positively impacted by rate adjustments which became effective December 1, 2003 and 2002 based upon the guidelines established under the Rate Stabilization and Equalization (RSE) tariff. For further information on RSE, see "Natural Gas Distribution" below and Note 2 to the Consolidated Financial Statements. Earnings were also positively impacted by an increase in temperature-sensitive customers' gas consumption, when adjusted for weather, during the winter heating season of fiscal year 2004. These increases were partially offset by an increase in operating and depreciation expenses and a decline in volumes delivered to industrial customers.

The Company's natural gas storage business, operated by Bay Gas, contributed increased earnings of $0.07 per diluted share during fiscal 2004. This positive earnings contribution was due primarily to increased storage revenues from its second storage cavern which was placed in service on April 1, 2003. The increased revenues were partially offset by additional operations and maintenance costs, depreciation expense and property taxes due to the completion of the second storage cavern.

Earnings from other business operations decreased $0.01 per diluted share during fiscal 2004 due primarily to a decrease in interest income from financing activities, additional provisions for bad debts and increased operating expenses related to merchandise sales.

2003 vs 2002 For fiscal year 2003, EnergySouth's earnings per diluted share increased $.10 from fiscal year 2002 due to increased earnings in all business segments. The Company's natural gas distribution business contributed increased earnings of $0.02 per diluted share due to a rate adjustment which became effective December 1, 2002 based upon the guidelines established under the RSE tariff. Because of the rate adjustment, margins from temperature-sensitive customers and large commercial and industrial customers increased during fiscal year 2003; however, these increases were offset by lower industrial transportation revenues and a decline in residential usage as adjusted for weather. The Company's natural gas storage business contributed increased earnings of $0.04 per diluted share due primarily to increased storage revenues realized from its second storage cavern, placed in service on April 1, 2003, and revenues realized from short-term interruptible storage contracts. Increased depreciation expense and operating expenses partially offset the increased earnings for both the distribution and storage businesses. Earnings per diluted share from other business operations increased $0.04 during fiscal year 2003, which did not include losses incurred in 2002 associated with the exit from the natural gas generator sales business and the closing of a retail specialty store.

Results Of Operations

Natural Gas Distribution

The natural gas distribution segment of the Company is actively engaged in the distribution and transportation of natural gas to residential, commercial and industrial customers in southwest Alabama through Mobile Gas and SGT.

The Alabama Public Service Commission (APSC) regulates the Company's gas distribution operations. Mobile Gas' rate tariffs for gas distribution allow rate adjustments to pass through to customers the cost of gas, certain taxes, and incremental costs associated with the replacement of cast iron mains. These costs, therefore, have little direct impact on the Company's unit margins, which are defined as natural gas distribution revenues less the cost of natural gas and related taxes. For fiscal year 2003, colder than normal weather during the 2002-2003 winter heating season, lower national storage levels after the 2002-2003 winter, and increased natural gas electric generation facilities combined to drive natural gas prices to levels well above historical norms. During fiscal year 2004, natural gas prices have continued to increase. Should gas prices rise to exceptional levels or continue to remain at high levels for an extended period of time, the Company's margins, in aggregate dollars, could be negatively impacted by changes in customers' behavior through 1) energy conservation efforts that reduce consumption or 2) converting from natural gas to an alternative heating source. Since the winter of 2000-2001, when the commodity price of natural gas first rose to unprecedented levels, Mobile Gas has experienced negative net growth in customers served. Customer counts as of the end of the fiscal year declined approximately 1.4% in fiscal 2004 and 0.3% in fiscal 2003. While Mobile Gas continues to expand its service territory by adding new mains and services, these additions have been more than offset by the number of customers who have left our system. Mobile Gas is focused on improving net customer growth through strategies that are directed at 1) increasing appliances in new and existing customers' homes, 2) seeking high-value commercial customers that use natural gas for purposes other than space heating, 3) retaining customers by marketing the benefits of gas appliances and identifying and targeting those customers who may be at risk for leaving our system or converting to alternative fuels, and 4) minimizing the volatility of natural gas prices in customers' bills.

Mobile Gas follows a gas purchasing strategy to secure prices for a portion of its gas supply needs for the winter heating season by locking in gas prices at fixed rates. Mobile Gas' strategy for purchasing gas and the Company's use of natural gas storage capacity help to mitigate the impact of increased prices on customers' bills. However, effective June 1, 2004 and March 1, 2003, Mobile Gas adjusted its rates to reflect the increased gas costs paid to its suppliers.

In fiscal year 2002, the APSC approved Mobile Gas' request for an RSE tariff, a ratemaking methodology already used by the APSC to regulate certain other utilities. Rate adjustments, designed to increase annual gas revenues by approximately $2.8 million and $2.2 million, were implemented under the RSE tariff effective December 1, 2003 and 2002, respectively. Increases are allowed only once each fiscal year, effective December 1, and cannot exceed four percent of prior-year revenues. Under RSE, the APSC has conducted reviews using fiscal year-to-date performance through January, April and July plus Mobile Gas' budget projections to determine whether Mobile Gas' return on equity was expected to be within the allowed range of 13.35% to 13.85% at the end of the fiscal year. No such adjustments were required through the July 2004 test period. Mobile Gas' financial results for fiscal year 2004 did, however, result in a return on equity above the allowed range. As a result, an adjustment of $343,000 was made to fiscal year 2004 earnings such that the return on average equity as calculated for RSE purposes equals 13.6%, the midpoint of the allowed range, and a regulatory liability in that amount was recorded which reflects the amount owed to customers. A corresponding reduction in rates will be made in fiscal year 2005. See Notes 1 and 2 to the Consolidated Financial Statements.

The Company's distribution business is highly seasonal and temperature-sensitive since residential and commercial customers use more gas during colder weather for space heating. As a result, gas revenues, cost of gas and related taxes in any given period reflect, in addition to other factors, the impact of weather, through either increased or decreased sales volumes. The Company utilizes a temperature rate adjustment rider during the months of November through April to mitigate the impact that unusually cold or warm weather has on operating margins by reducing the base rate portion of customers' bills in colder than normal weather and increasing the base rate portion of customers' bills in warmer than normal weather. Normal weather for the Company's service territory is defined as the 30-year average temperature as determined by the National Weather Service.

Natural gas distribution revenues increased $13,120,000 (15%) and $10,500,000 (14%), respectively, during fiscal 2004 and 2003 due primarily to the rate adjustments to recover increased gas costs paid to suppliers. Revenues also increased during the current year periods as a result of the RSE rate adjustments which went into effect on December 1, 2003 and 2002.

Revenues from the sale of natural gas to residential and small commercial customers, referred to as temperature-sensitive customers since their gas usage is affected to a large degree by temperatures during the heating season, increased $13,119,000 (19%) and $9,311,000 (16%), respectively, during fiscal 2004 and 2003 due to the rate adjustments discussed above. During fiscal 2004, the increase in revenues from rate adjustments was partially offset by a decline in customers served and the impact of weather. Temperatures during the fiscal 2004 winter heating season were 2% warmer than normal and 9% warmer that the prior year. As a result, volumes delivered to temperature-sensitive customers declined 4% in fiscal 2004 when compared to fiscal 2003. Temperatures during the fiscal 2003 heating season were 8% colder than normal and 12% colder than fiscal 2002, which partially accounted for a 5% increase in volumes delivered to these customers.

Revenues from the sale of natural gas to large commercial and industrial customers increased 7% and 26% during fiscal 2004 and 2003, respectively, due to increases in the price of natural gas and the RSE adjustments. Volumes delivered to these customers declined 15% and 2%, respectively, for fiscal years 2004 and 2003 due primarily to the higher natural gas prices.

Revenues from the transportation of natural gas to commercial and industrial customers by the distribution business decreased $417,000 (6%) and $487,000 (6%), respectively, for fiscal 2004 and 2003 with a corresponding decline in volumes of 8% and 25%, respectively, due primarily to increased gas prices and general economic conditions. Mobile Gas' service territory has experienced the effects of plant closings during the last three years. In addition to two customers' previous plant closings in fiscal year 2001, a chemical company which is a customer of the Company ceased operations of its Mobile plant in June 2003, and some other industrial plants have decreased production or switched to alternative fuels. As permitted by the APSC, the lost margins in fiscal 2003 associated with the closure of the chemical plant were charged to the Enhanced Stability Reserve (ESR) with a corresponding offset to transportation revenue. Lost margins subsequent to fiscal 2003, as well as other changes affecting net income, were reflected in the RSE adjustment on December 1, 2003. See Note 2 to the Consolidated Financial Statements for information pertaining to ESR and RSE.

The cost of natural gas increased $10,532,000 (30%) and $8,601,000 (33%), respectively, for fiscal years 2004 and 2003. Natural gas distribution margins increased 5% and 3% for fiscal years 2004 and 2003, respectively, primarily as a result of the RSE rate adjustments. The increases in margin from rate adjustments in both years were partially offset by the decrease in volumes transported to industrial customers and a decline in the number of residential customers served. Even though volumes delivered to residential customers decreased in fiscal 2004 and increased in fiscal 2003 as a result of warmer and colder weather conditions, respectively, Mobile Gas' temperature adjustment rider mitigates the impact on margins of weather that is warmer or colder than normal winter weather. In recent years, Mobile Gas has experienced declines in consumption from its' residential customers, when adjusted for the impact of warmer or colder weather, as these customers replace old appliances with new, more energy efficient models and as new, more energy efficient homes are built. In more recent years, Management believes that some of this decline has been attributable to the high bills customers have received due to the high natural gas prices and colder weather conditions. This was the case in fiscal 2003 as customer consumption, when adjusted to take out usage related to colder than normal weather, declined 2.2%. Although this decline in weather adjusted usage has been the overall trend, usages per degree-day can and do vary between periods due to several factors including humidity, wind speed, cloud cover, and duration of cold spells. Contrary to the general trend, consumption by residential customers in fiscal 2004, when adjusted for weather, trended up from prior periods, increasing 1.3% from fiscal 2003. The increase in fiscal 2004 margins was partially offset by the declines in volumes delivered to large commercial and industrial customers who are not subject to the temperature adjustment rider.

Operations and maintenance (O&M) expenses increased $285,000 (1%) during fiscal 2004. O&M expenses for bad debt provisions increased $299,000 as compared to fiscal 2003 due to a rise in gas revenues associated with the increase in natural gas prices discussed above. Mobile Gas' O&M expenses also reflect increases in insurance, employee benefit costs and an unusually high level of repairs and maintenance on mains. As discussed in Note 8 to the Consolidated Financial Statements, Mobile Gas also recorded a $200,000 remediation liability related to a manufactured gas plant. These increased expenses were partially offset by a decrease in payroll costs and associated benefits related to the elimination of sixteen positions during fiscal 2004 and a decrease in advertising and promotional expenses.

O&M expenses increased $534,000 (3%) for fiscal 2003 due to increases in insurance expense, advertising and promotional payments, payroll, postage and expenses related to the establishment of the ESR reserve. The change in Mobile Gas' O&M expense per customer for fiscal 2004 and 2003 was within the inflation-based cost control range established by the APSC for RSE purposes; therefore, no adjustment is required as described in Note 2 to the Consolidated Financial Statements.

Depreciation expense increased $351,000 (5%) and $377,000 (6%), respectively, for fiscal 2004 and 2003 due to Mobile Gas' capital expansion projects and increased investment in property, plant and equipment.

Other taxes primarily consist of property taxes and business license taxes that are based on gross revenues and fluctuate accordingly. Other taxes increased $723,000 and $651,000, respectively, for fiscal year 2004 and 2003 due primarily to the increased gas revenues discussed above.

Interest expense decreased $219,000 and $208,000, respectively, for fiscal 2004 and 2003 due to principal payments on long-term debt.

Natural Gas Storage

The natural gas storage segment provides for the underground storage of natural gas and transportation services through the operations of Bay Gas. The APSC certificated Bay Gas as an Alabama gas storage public utility in 1992. Through its first storage cavern with 2.3 Bcf of working gas capacity and connected pipeline, Bay Gas thereafter began providing substantial, long-term services for Mobile Gas and other customers that include storage and transportation of natural gas from interstate and intrastate sources. The APSC does not regulate rates for Bay Gas' interstate gas storage and storage-related services. The Federal Energy Regulatory Commission (FERC), which has jurisdiction over interstate services, allows Bay Gas to charge market-based rates for such services. Market-based rates minimize regulatory involvement in the setting of rates for storage services and allow Bay Gas to respond to market conditions. Bay Gas also provides interstate transportation-only firm and interruptible services. The FERC last issued orders on October 11, 2001 and June 3, 2002 approving rates for such services. On March 9, 2004, in accordance with FERC filing requirements, Bay Gas filed a petition with the FERC requesting approval of new rates for transportation-only service.

The construction of natural gas-fired electric generation facilities in the Southeast has provided opportunities to provide gas storage and transportation services. Construction of Bay Gas' second storage cavern was completed and the cavern was placed into service April 1, 2003. Bay Gas entered into a fifteen-year contract with Southern Company Services, Inc. (Southern), an affiliate of Southern Company, for most of the second cavern capacity. During fiscal year 2004, the remaining capacity of the second cavern was fully subscribed on a firm basis. Currently, the second storage cavern has a working capacity of 3.7 Bcf. Together, the two caverns at Bay Gas currently hold 6.0 Bcf, with injection and withdrawal capacity of 200 MMcf and 610 MMcf per day, respectively, but are currently planned to ultimately hold 7.0 Bcf, with injection and withdrawal capacity of 300 MMcf and 700 MMcf per day, respectively. The additional cavern development is projected to continue through fiscal 2007 without interruption of storage operations.

With the current working capacity of both caverns fully subscribed, Bay Gas recently began a process that could lead to additional cavern development. During fiscal 2004, Bay Gas concluded a non-binding "open season" to assess interest for up to 5.0 Bcf of additional working gas capacity. Bay Gas is currently following up with the respondents in an effort to secure agreements for firm storage services. Bay Gas plans to move forward with development of a third storage cavern subject to its ability to execute sufficient firm storage agreements with the interested parties.

Bay Gas' revenues increased $3,177,000 (22%) and $3,074,000 (27%) during fiscal 2004 and 2003, respectively. See Note 10 to the Consolidated Financial Statements for segment disclosure. Revenues for both years were positively impacted by additional storage revenues associated with the commencement of operations of the second cavern. Fiscal 2004 revenues were also increased due to a new storage agreement which was signed during the first quarter of fiscal year 2004. Storage revenues for both years were partially offset by the expiration in May 2003 of an option agreement for transportation services over and above contracted volumes. Bay Gas entered into an agreement in November 2001 which granted to a customer an option to order transportation of additional volumes in excess of the volumes currently under long-term contract. Bay Gas received $3,274,000 in consideration of the option agreement which was amortized over the nineteen-month option period.

Operations and maintenance (O&M) expenses increased $401,000 (16%) and $513,000 (25%) during fiscal 2004 and 2003, respectively, due to increases in payroll and payroll related expenses, an increase in insurance costs related to property and liability coverages, and a general increase in operating cost as a result of the expansion activities of Bay Gas.

Depreciation expense increased $438,000 (22%) and $445,000 (29%), respectively, in fiscal years 2004 and 2003 due primarily to the second storage cavern which was placed in service in April 2003.

Other taxes consist primarily of property taxes and those taxes increased $249,000 (41%) and $85,000 (16%), respectively, as a result of the commencement of operations of Bay Gas' second storage cavern.

Interest expense decreased $173,000 (4%) and $43,000 (1%), respectively, in fiscal years 2004 and 2003 due to scheduled principal payments.

Allowance for borrowed funds used during construction represents the capitalization of interest costs to construction work-in-progress. Capitalized interest costs decreased $1,109,000 for the 2004 fiscal year due to the completion of Bay Gas' second storage cavern on April 1, 2003.

Minority interest reflects the minority partner's share of pre-tax earnings of the Bay Gas limited partnership, of which EnergySouth's subsidiary holds a controlling interest. Minority interest increased $109,000 (20%) and $95,000 (21%), respectively, during fiscal 2004 and 2003 due to increased pretax earnings of the limited partnership.

Other

Through Mobile Gas and EnergySouth Services, Inc., which are aggregated with EnergySouth, the holding company, the Company provides merchandising, financing, and other energy-related services to comprise the Other category. See Note 10 to the Consolidated Financial Statements for segment disclosure.

Income before income taxes from Other business activities decreased $97,000 (38%) in fiscal 2004 due primarily to a decline in interest income earned from financing activities, the establishment of additional bad debt provisions associated with financing activities and increases in operating expenses related to merchandising activities. Income before income taxes from Other business activities was $465,000 higher in fiscal 2003 due primarily to losses incurred during fiscal 2002 relating to the exit from the natural gas generator sales business and the closing of a specialty store.

Income Taxes

Income taxes fluctuate with the change in income before income taxes. The Company's effective tax rate in 2004, 2003, and 2001 was 37.7%, 37.6%, and 36.9%, respectively. The components of income tax expense are reflected in Note 5 to the Consolidated Financial Statements.

Effects of Inflation

Inflation impacts the prices the Company must pay for labor and other goods and services required for operation, maintenance and capital improvements. For Mobile Gas, increases in these costs are recovered through the rate process. See Note 2 to the Consolidated Financial Statements. Changes in purchased gas costs are passed through to customers in accordance with the purchased gas adjustment provision of Mobile Gas' rate tariffs.

Gas Supply

A primary goal of the Company is to provide gas at the lowest possible cost while maintaining a reliable long-term supply. To accomplish this goal the Company has diversified its gas supply by constructing and purchasing pipelines to access the vast gas reserves in its area, both offshore and onshore. The Company has also contracted with certain of these sources for firm supply. To minimize the volatility of natural gas prices to its customers, Mobile Gas has implemented a gas supply strategy in which it enters into forward purchases to lock in prices for a majority of its expected gas sales during the upcoming winter heating season. Future minimum payments under third-party contracts for firm gas supply, which expire at various dates through the year 2011, are as follows: 2005 - $17,966,000; 2006 - $1,170,000; 2007 - $1,187,000; 2008 - $1,187,000; 2009 - $1,187,000; and 2010 through 2011 - $2,028,000. A portion of firm supply requirements is met through the withdrawal of gas from the storage facility owned by Bay Gas. Mobile Gas has a gas storage agreement with Bay Gas to receive storage services for an initial period through 2014. Mobile Gas' purchased gas adjustment provision in rate tariffs filed with the APSC allows a recovery of demand and commodity costs of purchased gas from customers. Should Mobile Gas' customer base decline due to deregulation or other reasons, resulting in costs related to firm gas supply in excess of requirements, Mobile Gas believes it would be able to take one or more of the following actions: as part of the regulatory decision allowing other suppliers to serve current customers, secure the right to allocate firm gas supply costs to the new company supplying gas; reduce some excess gas supply costs through a negotiated settlement with suppliers; and/or pass-through excess gas supply costs to existing customers through the purchased gas component of customers' rates.

Environmental

The Company is subject to various federal, state and local laws and regulations relating to the environment, which have not had a material effect on the Company's financial position or results of operations. See Note 8 to the Consolidated Financial Statements for a discussion of certain environmental issues.

Liquidity and Capital Resources

The Company generally relies on cash generated from operations and, on a temporary basis, short-term borrowings, to meet working capital requirements and to finance normal capital expenditures. The Company issues debt and equity for longer term financing as needed. Impacts of operating, investing, and financing activities are shown on the Consolidated Statements of Cash Flows. Cash provided by operating activities was $27.0 million, $17.2 million and $22.1 million in 2004, 2003, and 2002, respectively. Cash provided from operating activities increased $10 million in 2004 as compared to 2003 due to an increase in net income, an increase in taxes payable, and an under-collection of increased gas costs from customers in the prior year. Cash provided from operating activities declined $4.9 million in 2003 as compared to 2002 due to an increase in accounts receivable and inventory, the option payment Bay Gas received in fiscal year 2002, and the under-collection of increased gas costs from customers. Partially offsetting the decrease in operating cash for fiscal 2003 was an increase in payables, deferred taxes, and net income.

Cash used in investing activities reflects the capital-intensive nature of the Company's business. During 2004, 2003, and 2002, the Company used cash of $8.7 million, $15.7 million and $22.6 million, respectively, for construction of distribution and storage facilities, purchases of equipment and other general improvements. During fiscal 2002, Bay Gas invested $17.3 million in the construction of the second cavern and completion of an 18-mile, 24-inch pipeline. In fiscal 2003, $4.9 million was invested by Bay Gas in the completion of the second cavern. In October 2002, Mobile Gas entered into a thirty-year franchise agreement with the City of Spanish Fort, and invested $1.5 million in the expansion of its distribution system into the City of Spanish Fort.

The Company expects fiscal 2005 capital expenditures by Mobile Gas to be approximately $9.5 million and by Bay Gas to be approximately $15.5 million. Mobile Gas' projected 2005 expenditures include normal construction activity, including equipment purchases and other general improvements and will be funded by internal cash generation and short-term borrowings. Bay Gas' anticipated capital expenditures include, subject to its ability to execute sufficient firm storage agreements for the additional cavern capacity, beginning construction and development of a third salt-dome storage cavern for storing 5 Bcf of natural gas, expanding injection and withdrawal capabilities and upgrading interstate pipeline interconnects. The expansion of storage facilities is expected to be funded through internal cash generation and the issuance of long-term debt.

Financing activities used cash of $13.1 million, $8.0 million and $7.0 million in fiscal 2004, 2003 and 2002, respectively. Long term debt payments and the payment of quarterly dividends primarily account for the cash used in each year. Dividend payments of $6.1 million, $5.6 million, and $5.3 million were offset by dividend reinvestment of $0.4 million, $0.4 million, and $0.3 million in 2004, 2003, and 2002, respectively. Fiscal 2004 included an additional optional principal payment of $1.7 million on Mobile Gas' 7.27% Bonds. Another contributing factor in 2002 was the payoff of short-term borrowings which was partially funded by the issuance of $12.0 million of 6.9% First Mortgage Bonds by Mobile Gas. Receipts of $0.7 million, $1.2 million and $1.6 million in fiscal 2004, 2003 and 2002, respectively, from the exercise of stock options partially offset the cash used in financing activities.

Funds for the Company's short-term cash needs are expected to come from cash provided by operations and borrowings under the Company's revolving credit agreement which extends through January 31, 2005. At September 30, 2004 the Company had $20.0 million available for borrowing on its revolving credit agreement. The Company pays a fee for its committed lines of credit rather than maintain compensating balances. The commitment fee is 0.125% of the average daily unborrowed amount during the annual period of calculation. The Company believes it has adequate financial flexibility to meet its expected cash needs in the foreseeable future.

The table below summarizes the Company's contractual obligations and commercial commitments as of September 30, 2004:

Type of Contractual Obligations (in thousands):	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010 and thereafter
Long-Term Debt	$ 6,248	$ 6,463	$ 6,769	$ 5,300	$ 5,454	$ 60,706
Interest Payments	7,253	6,750	6,289	5,867	5,427	26,968
Gas Supply Contracts	17,966	1,170	1,187	1,187	1,187	2,028
Total	$ 31,467	$ 14,383	$ 14,245	$ 12,354	$ 12,068	$ 89,702

Off-Balance Sheet Arrangements

The Company has no "off-balance sheet arrangements" as such term is defined in Item 303(a)(4) of Regulation S-K.

Critical Accounting Policies

Regulatory Accounting. The Natural Gas Distribution segment is subject to regulation by the APSC and as such, accounts for its transactions according to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third party regulator. The provisions of SFAS 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. The application of this accounting policy allows the Company to defer expenses and income on the consolidated balance sheet as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the rate setting process in a period different from the period in which they would have been reflected in the consolidated statements of income of an unregulated company. These deferred regulatory assets and liabilities are then recognized in the consolidated statement of income in the period in which the same amounts are reflected in rates. See Note 1 to the Consolidated Financial Statements.

If any portion of the Natural Gas Distribution segment ceased to continue to meet the criteria for application of regulatory accounting treatment for all or part of its operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the consolidated balance sheet and included in the consolidated statement of income for the period in which the discontinuance of regulatory accounting treatment occurred.

Revenue Recognition. Mobile Gas recognizes revenues from the sales of natural gas and transportation services in the same period in which it delivers the related volumes to customers. Sales revenues from residential and certain commercial and industrial customers are billed on the basis of scheduled meter reading cycles throughout the month. Mobile Gas records revenues for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period. These revenues are included on the Company's consolidated balance sheet as "Unbilled Revenue." Included in the rates charged by Mobile Gas to temperature sensitive customers is a temperature rate adjustment rider which offsets the impact of unusually cold or warm weather on operating margin.

Reserves. EnergySouth companies establish reserves for uncollectible accounts receivable and slow moving merchandise, materials and supplies inventories. Such reserves are generally calculated based on currently available facts and on the application of a percentage to each aging category of receivables and inventory based on collection and sales experience, respectively. On certain specific receivables and inventory, the Company records an allowance based on currently available facts to reduce the net balance of the specific receivable or inventory item to the amount the Company reasonably expects to collect. Reserves for receivables are reported as "Allowance for Doubtful Accounts" on the balance sheet. Reserves for inventory are netted against the related asset account and reported on the balance sheet in "Materials, Supplies, and Merchandise." The Company believes its reserves are adequate. However, actual results may differ from estimates, and estimates can be, and often are, revised either negatively or positively, depending upon actual outcomes or expectations based on the facts surrounding each potential exposure.

Employee Benefits. Employee benefits include a defined-benefit pension plan and other post-employment benefits for the benefit of substantially all full-time regular employees. Under the provisions of Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions," and Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement of the obligations under the defined benefit pension plans and other post-retirement benefit plans is subject to a number of statistical factors and assumptions which attempt to anticipate future events. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. In addition, the Company's actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the projected benefits obligation. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded in future periods. (See Note 7 to the Consolidated Financial Statements.)

At September 30, 2004, the discount rate used for pension and postretirement purposes was 6.0 percent. A hypothetical 25 basis point decrease in the annual discount rate would increase pension and postretirement benefit expense by $40,000 and $12,000, respectively. At September 30, 2004, the expected rate of return on assets for actuarial purposes was 8.25 percent and 7.75 percent for pension and post-retirement benefits, respectively. A hypothetical 25 basis point decrease in the expected rate of return on assets would increase pension and postretirement expense by $78,000 and $9,000, respectively. At September 30, 2004, the rate of compensation increase used for actuarial purposes was 4.5 percent. A hypothetical 25 basis point increase in the expected rate of future compensation increases would increase pension expense by $31,000.

Forward-Looking Statements

Statements contained in this report, which are not historical in nature, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are made as of the date of this report and involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of EnergySouth or its affiliates, or industry results, to differ materially from any future results, performance or achievement expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, risks associated with fluctuations in natural gas prices, including changes in the historical seasonal variances in natural gas prices and changes in historical patterns of collections of accounts receivable; the prices of alternative fuels; the relative pricing of natural gas versus other energy sources; the availability of other natural gas storage capacity; failures or delays in completing planned Bay Gas cavern development; disruption or interruption of pipelines serving the Bay Gas storage facilities due to accidents or other events; risks generally associated with the transportation and storage of natural gas; the possibility that contracts with storage customers could be terminated under certain circumstances, or not renewed or extended upon expiration; the prices or terms of any extended or new contracts; possible loss or material change in the financial condition of one or more major customers; liability for remedial actions under environmental regulations; liability resulting from litigation; national and global economic and political conditions; and changes in tax and other laws applicable to the business. Additional factors that may impact forward-looking statements include, but are not limited to, the Company's ability to successfully achieve internal performance goals, competition, the effects of state and federal regulation, including rate relief to recover increased capital and operating costs, general economic conditions, specific conditions in the Company's service area, and the Company's dependence on external suppliers, contractors, partners, operators, service providers, and governmental agencies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
EnergySouth, Inc.
Mobile, Alabama

We have audited the accompanying consolidated balance sheets of EnergySouth, Inc. and subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
November 30, 2004

CONSOLIDATED STATEMENTS OF INCOME

EnergySouth, Inc.

Years Ended September 30, (in thousands, except per share data)	2004	2003	2002
Operating Revenues			
Gas Revenues	$ 111,488	$ 95,150	$ 81,560
Merchandise Sales	3,029	3,259	3,499
Other	1,455	1,206	1,360
Total Operating Revenues	115,972	99,615	86,419
Operating Expenses			
Cost of Gas	41,404	30,859	22,267
Cost of Merchandise	2,582	2,473	3,197
Operations and Maintenance	25,219	24,425	23,491
Depreciation	9,712	8,923	8,122
Taxes, Other Than Income Taxes	8,258	7,277	6,548
Total Operating Expenses	87,175	73,957	63,625
Operating Income	28,797	25,658	22,794
Other Income and (Expense)			
Interest Expense	(7,897)	(8,369)	(8,150)
Allowance for Borrowed Funds Used During Construction	20	1,231	2,044
Interest Income	60	71	265
Minority Interest	(805)	(754)	(739)
Total Other Income (Expense)	(8,622)	(7,821)	(6,580)
Income Before Income Taxes	20,175	17,837	16,214
Income Taxes	7,607	6,702	5,983
Net Income	$12,568	$11,135	$10,231
Earnings Per Share			
Basic	$ 1.62	$ 1.47	$ 1.37
Diluted	$ 1.60	$ 1.45	$ 1.35
Average Common Shares Outstanding			
Basic	7,764	7,599	7,451
Diluted	7,860	7,686	7,569

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

EnergySouth, Inc.

Years Ended September 30, (in thousands)	2004	2003	2002
Cash Flows from Operating Activities			
Net Income	$ 12,568	$ 11,135	$ 10,231
Depreciation and Amortization	10,079	9,301	8,568
Provision for Losses on Receivables	1,129	576	598
Provision for Losses on Inventory	72	46	469
Provision for Deferred Income Taxes	2,931	5,475	2,745
Minority Interest	805	754	739
Changes in Operating Assets and Liabilities:			
Receivables	(604)	(2,138)	3,320
Inventory	(651)	(521)	1,672
Payables	(1,162)	799	(7,064)
Taxes Payable	1,123	(813)	3,258
Deferred Purchased Gas Adjustment	(736)	(5,715)	(1,526)
Other	1,470	(1,687)	(888)
Net Cash Provided by Operating Activities	27,024	17,212	22,122
Cash Flows from Investing Activities			
Capital Expenditures	(8,570)	(15,674)	(25,626)
Increase in Temporary Investments			3,000
Net Cash Used In Investing Activities	(8,570)	(15,674)	(22,626)
Cash Flows from Financing Activities			
Repayment of Long-Term Debt	(7,706)	(3,909)	(1,897)
Proceeds from Issuance of Long-Term Debt			12,000
Debt Issuance Costs			(84)
Changes in Short-term Borrowings	(250)	250	(13,235)
Payment of Dividends	(6,057)	(5,647)	(5,293)
Dividend Reinvestment	370	351	329
Exercise of Stock Options	748	1,193	1,558
Partnership Distributions	(177)	(256)	(364)
Net Cash Used In Financing Activities	(13,072)	(8,018)	(6,986)
Net Increase (Decrease) in Cash and Cash Equivalents	5,382	(6,480)	(7,490)
Cash and Cash Equivalents at Beginning of Year	4,082	10,562	18,052
Cash and Cash Equivalents at End of Year	$ 9,464	$ 4,082	$ 10,562
Cash Paid During the Year for:			
Interest	$ 7,932	$ 8,416	$ 8,069
Income Taxes	$ 3,549	$ 1,883	$ 3,786

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

EnergySouth, Inc.

September 30, (in thousands):	2004	2003
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 9,464	$ 4,082
Receivables		
Gas	6,394	6,652
Unbilled Revenue	1,143	1,335
Merchandise	2,249	2,313
Other	1,273	939
Allowance for Doubtful Accounts	(856)	(889)
Materials, Supplies, and Merchandise, net (At Average Cost)	1,524	1,457
Gas Stored Underground For Current Use (At Average Cost)	4,235	3,703
Regulatory Assets	3,606	2,945
Deferred Income Taxes	434	406
Prepayments	1,731	1,543
Total Current Assets	31,197	24,486
Property, Plant, and Equipment	274,789	267,047
Less: Accumulated Depreciation and Amortization	70,417	63,063
Property, Plant, and Equipment - Net	204,372	203,984
Construction Work in Progress	225	1,208
Total Property, Plant, and Equipment	204,597	205,192
Other Assets		
Prepaid Pension Cost	1,102	856
Deferred Charges	567	569
Prepayments	957	1,015
Regulatory Assets	660	996
Merchandise Receivables Due After One Year	3,374	3,774
Total Other Assets	6,660	7,210
Total	$ 242,454	$ 236,888

See Accompanying Notes to Consolidated Financial Statements

September 30, (in thousands, except share data):	2004	2003
LIABILITIES AND CAPITALIZATION		
Current Liabilities		
Current Maturities of Long-Term Debt	$ 6,248	$ 6,006
Notes Payable		250
Accounts Payable	5,278	6,389
Dividends Declared	1,561	1,463
Customer Deposits	1,618	1,469
Taxes Accrued	2,312	1,189
Interest Accrued	1,122	1,272
Regulatory Liabilities	4,637	3,597
Other	998	1,012
Total Current Liabilities	23,774	22,647
Other Liabilities		
Accrued Postretirement Benefit Cost	513	415
Deferred Income Taxes	21,378	18,484
Deferred Investment Tax Credits	262	288
Regulatory Liabilities	11,788	10,998
Other	1,413	2,619
Total Other Liabilities	35,354	32,804
	59,128	55,451
Capitalization		
Stockholders' Equity		
Common Stock, $.01 Par Value (Authorized 10,000,000 Shares; Outstanding 2004 - 7,827,000; 2003 - 7,699,000 Shares)	78	77
Capital in Excess of Par Value	26,162	23,464
Retained Earnings	67,625	61,114
Grantor Trust, at cost	(1,355)	
Deferred Compensation Liability	1,355	
Total Stockholders' Equity	93,865	84,655
Minority Interest	4,769	4,142
Long-Term Debt	84,692	92,640
Total Capitalization	183,326	181,437
Total	$ 242,454	$ 236,888

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

EnergySouth, Inc.

(In thousands, except per share data)	Common Stock Number of Shares	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Grantor Trust	Deferred Compensation	Total
Balance at September 30, 2001	7,405	$ 75	$ 19,361	$ 50,688			$ 70,124
Net Income				10,231			10,231
Dividend Reinvestment Plan	19		329				329
Stock Options Exercised Including Income Tax Benefits	147	1	1,891				1,892
Cash Dividends - $0.71 per share				(5,293)			(5,293)
Balance at September 30, 2002	7,571	76	21,581	55,626			77,283
Net Income				11,135			11,135
Dividend Reinvestment Plan	20		351				351
Stock Options Exercised Including Income Tax Benefits	108	1	1,531				1,532
Cash Dividends - $0.74 per share				(5,647)			(5,647)
Balance at September 30, 2003	7,699	77	23,463	61,114			84,654
Net Income				12,568			12,568
Dividend Reinvestment Plan	16		370				370
Stock Options Exercised Including Income Tax Benefits	54	1	940				941
Shares issued to Grantor Trust to fund Deferred Compensation Liability	58		1,389		(1,389)	1,389	1,389
Distributions from Grantor Trust					34	(34)	
Cash Dividends - $0.78 per share				(6,057)			(6,057)
Balance at September 30, 2004	7,827	$78	$26,162	$67,625	($1,355)	$1,355	$93,865

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of EnergySouth, Inc. (EnergySouth) and its subsidiaries (collectively, the Company) include the accounts of Mobile Gas Service Corporation (Mobile Gas); EnergySouth Services, Inc. (Services); MGS Storage Services, Inc. (Storage); a 90.9% owned partnership, Bay Gas Storage Company, Ltd. (Bay Gas), and a 51% owned partnership, Southern Gas Transmission Company (SGT). Minority interest represents the respective other owners' proportionate shares of the income and equity of Bay Gas and SGT. All significant intercompany balances and transactions have been eliminated.

Revenues and Gas Costs

Revenues are recorded when distribution services are provided to customers. Those revenues are based on rates approved by the Alabama Public Service Commission (APSC). The Company's distribution segment reads meters on a monthly cycle basis and records revenues based upon estimated consumption through the end of the month for all customers regardless of the meter reading date.

Increases or decreases in the cost of gas and certain other costs are passed through to customers in accordance with provisions in the Company's rate tariffs. Any over-or-under recoveries of these costs are charged or credited to cost of gas and included in the Deferred Purchased Gas Adjustment which is classified as part of Regulatory Assets and/or Liabilities within the Company's Balance Sheet. See "Regulatory Assets and Liabilities" below.

The Company's natural gas storage segment recognizes revenues when services are provided in accordance with contractual agreements for storage and transportation services. The agreements include fees for monthly storage of natural gas, fees for the injection and withdrawal of natural gas, and transportation of natural gas through Bay Gas' system. All revenues are based upon metered volumes except for the monthly storage fee.

Property, Plant, and Equipment

Included in property, plant, and equipment are acquisition adjustments, net of amortization, of $6,137,000 and $6,245,000 at September 30, 2004 and 2003, respectively. Such acquisition adjustments are being amortized to cost of service over the lives of the assets acquired.

The cost of additions includes direct labor and materials, allocable administrative and general expenses, pension and payroll taxes, and an allowance for funds used during construction. The cost of depreciable property retired, less salvage, is charged to accumulated depreciation. In accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), estimated dismantling costs, which are a component of Mobile Gas' depreciation rates, are classified as a regulatory liability. Dismantling costs are not a legal obligation as defined by SFAS No. 143 but rather the result of cost-based regulation and are accounted for under the provisions of FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). Estimated interest cost associated with property under construction, based upon weighted average interest rates for short-term and long-term borrowings and, if applicable, the actual interest rate on borrowings for specific projects, is capitalized as an allowance for borrowed funds used during construction. Maintenance, repairs, and minor renewals and betterment of property are charged to operations.

Provisions for depreciation are computed principally on straight-line rates for financial statement purposes and on accelerated rates for income tax purposes. Depreciation for financial statement purposes is provided over the estimated useful lives of utility property at rates approved by the APSC. For the years ended September 30, 2004, 2003, and 2002 approved depreciation rates averaged approximately 4.1% of depreciable property, excluding the gas storage facility which is depreciated at an annual rate averaging 2.7%.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company records deferred tax liabilities and assets, as measured by enacted tax rates, for all temporary differences caused when the tax basis of an asset or liability differs from that reported in the financial statements. Investment tax credits realized after 1980 are deferred and amortized over the average life of the related property in accordance with regulatory treatment.

Stock Split

On July 30, 2004, the Board of Directors of EnergySouth declared a three-for-two split of outstanding common stock whereby one additional share was issued for each two shares held as of the record date of August 16, 2004. The new shares were issued to shareholders on September 1, 2004 with cash paid in lieu of fractional shares resulting from the split. Common stock began trading on the post split basis on September 2, 2004. All references to number of shares and per share amounts have been restated to reflect the three-for-two stock split.

Earnings Per Share

The basic earnings per share computation is based on the weighted average number of common shares outstanding during each period. The diluted earnings per share computation is based on the weighted average number of common shares and diluted potential common shares, using the treasury stock method, outstanding during each period.

Average common shares used to compute basic earnings per share differed from average common shares used to compute diluted earnings per share by equivalent shares of 96,000, 87,000, and 118,000 for the years ended September 30, 2004, 2003, and 2002, respectively. These differences in equivalent shares are from outstanding stock options.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-lived Assets

The Company reviews its long-lived assets whenever indications of impairment are present. If any assets were determined to be impaired, such assets would be written down to their estimated fair market values. The Company does not believe it has any assets which are currently impaired.

Regulatory Assets and Liabilities

Mobile Gas and certain cost based operations of Bay Gas meet the criteria for application of SFAS 71. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process. The significant regulatory assets and liabilities as of September 30, are (in thousands):

	2004		2003	
	Current	Noncurrent	Current	Noncurrent
Assets				
Deferred Purchase Gas Adjustment	$ 3,269		$ 2,533	
ESR Fund	167	500	167	666
Bad Debt Reserve	133	133	133	265
Other	37	27	112	65
Regulatory Assets	$ 3,606	$ 660	$ 2,945	$ 996
Liabilities				
Bad Debt Reserve	$ 20		$ 40	$ 20
ESR Fund	854		854	
Deferred Investment Tax Credit	15	136	15	153
RSE Adjustment	343			
Gross Receipt Tax Collections	3,405		2,688	
Asset Retirement Obligations		11,652		10,825
Regulatory Liabilities	$ 4,637	$ 11,788	$ 3,597	$ 10,998

In the event that a portion of the Company's operations is no longer subject to the provisions of SFAS No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically addressed through regulated rates. In addition, the Company would be required to determine if any impairment to other assets exists, including plant, and write down the assets, if impaired, to their fair market value.

Unearned Revenues

In November 2001, Bay Gas entered into an agreement which granted to a customer an option to order transportation of additional volumes in excess of volumes under long-term contract. During the first quarter of fiscal 2002, Bay Gas received $3,274,000 in consideration of the option agreement which was classified as unearned revenue on EnergySouth's consolidated balance sheet and amortized over the nineteen-month option period.

Stock-Based Compensation

The Company has employee stock option plans, which are described more fully in Note 6. The Company accounts for its employee stock option plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation cost has been recognized.

Had compensation cost for the plans been determined based on the fair value of the options on the grant date, consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been as follows:

	2004	2003	2002
Net Income, as reported	$ 12,568	$ 11,135	$ 10,231
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	178	160	129
Pro forma net income	$ 12,390	$ 10,975	$ 10,102
Earnings per share			
Basic - as reported	$ 1.62	$ 1.47	$ 1.37
Basic - pro forma	$ 1.60	$ 1.44	$ 1.36
Diluted - as reported	$ 1.60	$ 1.45	$ 1.35
Diluted - pro forma	$ 1.58	$ 1.43	$ 1.33
Average Common Shares Outstanding			
Shares - Basic	7,764	7,599	7,451
Shares - Diluted	7,860	7,686	7,569

New Accounting Standards

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 provides guidance on the identification and consolidation of variable interest entities (VIEs), whereby control is achieved through means other than through voting rights. In December 2003, the FASB issued FIN 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51," which supersedes and amends the provision of FIN 46. While FIN 46R retains many of the concepts and provision of FIN 46, it also provides additional guidance and additional scope exceptions, and incorporates FASB Staff Positions related to the application of FIN 46. Management has determined that the Company does not have VIEs as defined in FIN 46R, thus the adoption of FIN 46R does not have a material impact on the Company's financial statements.

In December 2003, the FASB revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106." The revised Statement added additional disclosures relating to the assets, obligations, cash flows, net periodic benefit cost, and estimated future benefit payments of defined benefit pension plans and other postretirement plans and is effective for financial statements with fiscal years ending after December 15, 2003. The Company has incorporated within this report the additional required disclosures in Note 7.

On December 8, 2003, President Bush signed into law a bill that expands Medicare, adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. On May 19, 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FAS 106-2) which provides guidance on the accounting and disclosures related to the subsidy for an employer that sponsors a postretirement health care benefit plan that provides prescription drug coverage for retirees past 65 years of age. The Company does not provide health insurance coverage to retirees past 65 years of age; therefore, FAS 106-2 did not have an impact on the Company's financial statements.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform with the 2004 financial statement presentation.

2. RATES AND REGULATIONS

On June 10, 2002, the APSC approved Mobile Gas' request for the Rate Stabilization and Equalization (RSE) rate setting process to be effective October 1, 2002 through September 30, 2005, and thereafter unless modified or discontinued by APSC order. RSE is a ratemaking methodology already used by the APSC to regulate certain other utilities. Rate adjustments, designed to increase annual gas revenues by approximately $2.8 million and $2.2 million, were implemented under the RSE tariff effective December 1, 2003 and 2002, respectively. Increases are allowed only once each fiscal year, effective December 1, and cannot exceed four percent of prior-year revenues. Under RSE, the APSC conducts reviews using fiscal year-to-date performance through January, April, and July plus Mobile Gas' budget projections to determine whether Mobile Gas' return on equity is expected to be within the allowed range of 13.35% to 13.85% at the end of the fiscal year. No such adjustments were required through the July 2004 test period. Mobile Gas' financial results for fiscal year 2004 did, however, result in a return on equity above the allowed range. As a result, an adjustment of $343,000 was made to fiscal year 2004 earnings such that the return on equity as calculated for RSE purposes equals 13.6%, the midpoint of the allowed range, and a regulatory liability was recorded which reflects the amount owed to customers. A corresponding reduction in rates will be made in fiscal year 2005. RSE limits the amount of Mobile Gas' equity upon which a return is permitted to 60 percent of its total capitalization and provides for certain cost control measures designed to monitor Mobile Gas' operations and maintenance (O&M) expense. Under the inflation-based cost control measurement established by the APSC, if a change in Mobile Gas' O&M expense per customer falls within 1.5 percentage points above or below the change in the Consumer Price Index for All Urban Customers (index range), no adjustment is required. If the change in O&M expense per customer exceeds the index range, three-quarters of the difference is returned to customers through future rate adjustments. To the extent the change is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. The increase in O&M expenses per customer was within the index range for the rate year ended September 30, 2004; therefore, no adjustments were required.

In conjunction with the approval of RSE, the APSC approved an Enhanced Stability Reserve (ESR), beginning October 1, 2002, to which Mobile Gas may charge the full amount of: 1) extraordinary O&M expenses resulting from *force majeure* events such as storms, severe weather, and outages, when one such event results in more than $100,000 of additional O&M expense or a combination of two or more such events results in more than $150,000 of additional O&M expense during a fiscal year; or 2) losses of revenue from any individual industrial or commercial customer in excess of $100,000 during the fiscal year, if such losses cause Mobile Gas' return on equity to fall below 13.35%. An initial ESR balance of $1.0 million was recorded October 1, 2002 and is being recovered from customers through rates. Subject to APSC approval, additional funding, up to a maximum reserve balance of $1.5 million, may be provided by any future non-recurring revenue should such revenue cause Mobile Gas' return on equity for the fiscal year to exceed 13.85%. During the year ended September 30, 2003, Mobile Gas charged $146,000 against the ESR due to revenue losses from a large industrial customer. Following a year in which a charge against the ESR is made, the APSC allows for accruals to the ESR of no more than $15,000 monthly until the maximum funding level is achieved; however, no such accruals have been made during the year ended September 30, 2004. The ESR balance of $854,000 at September 30, 2004 is included in the Consolidated Financial Statements as part of Regulatory Liabilities.

Mobile Gas' rate tariffs contain a temperature adjustment rider which is designed to offset the impact of unusually cold or warm weather on the Company's operating margins. The adjustment is calculated monthly for the months of November through April and applied to customers' bills in the same billing cycle in which the weather variation occurs. The temperature adjustment rider applies to substantially all residential and small commercial customers.

Through Storage and Bay Gas, the Company provides underground storage of natural gas and transportation services. The APSC regulates intrastate storage operations through contract approval. Interstate gas storage contracts do not require APSC approval since the Federal Energy Regulatory Commission (FERC), which has jurisdiction over such contracts, allows them to have market-based rates. The FERC has granted authority to Bay Gas to provide transportation-only services to interstate shippers and approved rates for such services.

3. PROPERTY, PLANT, AND EQUIPMENT

The functional classifications for the cost of property, plant, and equipment are as follows at September 30, (in thousands):

	2004	2003
Distribution Plant	$ 146,869	$ 141,231
General Plant	23,289	22,050
Storage Plant	72,791	72,088
Transmission Plant	22,507	22,472
Acquisition Adjustment	9,333	9,206
Total Property, Plant, and Equipment	$ 274,789	$ 267,047

4. NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of the following at September 30, (in thousands):

	2004	2003
Mobile Gas Service Corporation		
First Mortgage Bonds		
8.75% Series, due July 1, 2022	$ 11,370	$ 12,000
7.48% Series, due July 1, 2023	11,400	12,000
7.27% Series, due November 1, 2006	3,450	6,850
6.90% Series, due August 20, 2017	10,977	11,487
9% Note, due May 13, 2013	2,680	2,869
Bay Gas Storage Company, Ltd.		
8.45% Guaranteed Senior Secured Notes, due December 1, 2017	51,063	53,440
Total	90,940	98,646
Less Amounts Due Within One Year	6,248	6,006
Long-Term Debt	$ 84,692	$ 92,640

Maturities and sinking fund requirements on long-term debt in each of the five fiscal years subsequent to September 30, 2004 are as follows: 2005 - $6,248,000; 2006 - $6,463,000; 2007 - $6,769,000; 2008 - $5,300,000 and 2009 - $5,454,000 . The Company's long-term debt instruments contain certain debt to equity ratio requirements and restrictions on the payment of cash dividends and the purchase of shares of its capital stock. None of these requirements and restrictions are presently expected to have a significant impact on the Company's ability to pay dividends in the future. Substantially all of the property of Mobile Gas is pledged as collateral for its long-term debt and Bay Gas' material contracts have been pledged as collateral for its long-term debt.

At September 30, 2004, the Company had a $20 million revolving credit agreement with a group of banks. Borrowings under the agreement may be made as needed provided that the Company is in compliance with certain covenants in the revolving credit agreement and all other loan agreements. The Company currently is in compliance with all such covenants. The

Company pays a fee for its committed lines of credit rather than maintaining compensating balances. The commitment fee is 0.125% of the average daily unborrowed amount during the annual period of calculation. Unused committed lines of credit at September 30, 2004 and 2003 were $20.0 million and $19.75 million, respectively.

5. INCOME TAXES

The components of income tax expense are as follows for the years ended September 30, (in thousands):

	2004	2003	2002
Current			
Federal	$ 4,294	$ 1,134	$ 2,822
State	473	105	460
Total Current Taxes	4,767	1,239	3,282
Deferred			
Federal	2,425	4,805	2,348
State	441	684	379
Total Deferred Taxes	2,866	5,489	2,727
Deferred investment tax credit amortization	(26)	(26)	(26)
Total Income Tax Expense	$ 7,607	$ 6,702	$ 5,983

A reconciliation of income tax expense and the amount computed by multiplying income before income taxes by the statutory federal income tax rate for the periods indicated is as follows for the years ended September 30, (in thousands):

	2004	2003	2002
Income Tax Expense at Federal Statutory Rate	$ 7,061	$ 6,118	$ 5,532
Adjustments to Deferred Taxes			
Prior Year			(313)
Changes in State Tax Rate			159
State Income Taxes	644	476	474
Other - Net	(98)	108	131
Total Income Tax Expense	$ 7,607	$ 6,702	$ 5,983
Effective tax rate	37.7%	37.6%	36.9%

The significant components of the Company's net deferred tax liability as of September 30, are (in thousands):

	2004	2003
Deferred Tax Liabilities		
Differences Between Book and Tax		
Basis of Property	$ 22,577	$ 19,456
Prepaid Insurance	234	214
Purchased Gas Adjustment	1,216	942
Regulatory Assets		185
Pension	410	318
Other	80	116
Total Deferred Tax Liabilities	24,517	21,231
Deferred Tax Assets		
Gross Receipts Taxes	1,133	903
Regulatory Liabilities	183	
Post Employment Benefits	190	232
Bad Debts	457	452
Accrued Vacation	230	234
Uniform Capitalization	238	222
Deferred Payments	814	637
State of Alabama Net Operating Loss	113	226
Other	215	247
Total Deferred Tax Assets	3,573	3,153
Net Deferred Tax Liability	$ 20,944	$ 18,078

6. CAPITAL STOCK

The Amended and Restated Stock Option Plan of EnergySouth, Inc. (Prior Plan) expired on December 4, 2002 and no option grants may be made thereunder. On January 31, 2003, the stockholders approved the 2003 Stock Option Plan of EnergySouth, Inc. (Plan) with terms and conditions similar to the Prior Plan. The Plan provides for the granting of incentive stock options and non-qualified stock options to key employees. Under the Plan, an aggregate of 525,000 shares of the Company's authorized but unissued Common Stock has been reserved for issuance. Stock options become 25% exercisable on the first anniversary of the grant date and an additional 25% become exercisable each succeeding year. No option may be exercised after the expiration of ten years from the grant date. Options are granted at an option price which represents the market price on the date of grant.

Transactions under the Prior Plan and the Plan are summarized below:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at September 30, 2001	427,874	$	11.417	6.11 years
Granted	12,000		18.000	
Exercised	(147,075)		10.599	
Forfeited	(18,938)		13.379	
Outstanding at September 30, 2002	273,862		12.010	5.65 years
Granted	98,250		17.839	
Exercised	(108,525)		10.999	
Forfeited	(1,313)		12.917	
Outstanding at September 30, 2003	262,274		14.608	6.93 years
Granted	76,950		24.170	
Exercised	(53,613)		13.946	
Forfeited	(9,712)		17.315	
Outstanding at September 30, 2004	275,899	$	17.308	6.95 years
Exercisable at September 30, 2002	173,175	$	10.867	4.41 years
Exercisable at September 30, 2003	112,275	$	11.978	4.70 years
Exercisable at September 30, 2004	117,725	$	12.788	4.57 years
Remaining reserved for grant at September 30, 2004	380,550			

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation expense has been recognized for its stock options granted. For purposes of disclosing pro forma net income, the fair market value of the options at the date of grant was estimated using a Black-Scholes options pricing model. The weighted average fair value of options granted was $5.46, $5.35, and $6.29 per option during 2004, 2003 and 2002, respectively.

Weighted average assumptions used in the pricing model for the years ended September 30, are:

	2004	2003	2002
Risk Free Interest Rate	4.20%	3.90%	5.09%
Expected Life	6.16 years	10 years	10 years
Stock Price Volatility	25.60%	38.80%	41.70%
Dividend Yield	3.10%	4.20%	3.96%

At September 30, 2004, 289,000 shares of the Company's authorized but unissued Common Stock were reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan.

The Company maintains The Second Amended and Restated EnergySouth, Inc. Non-Employee Directors Deferred Fee Plan (the Plan) which is a nonqualified deferred compensation plan available to each director of the Company who is not an employee of the Company. Under the Plan, the Company provides each such director with the opportunity to defer receipt of fees to be paid to such director as a member of the Board of Directors of the Company. A director who enrolls in the Plan may elect to have the deferred compensation credited in the form of phantom stock and any payments from the Plan to satisfy the deferred compensation obligations of such director will be made in shares of common stock. On April 1, 2004, the Company established a non-qualified grantor trust (the Trust) to assist in meeting obligations under the Plan which are funded through the issuance of Company stock. The assets held in the Trust are intended to be used to pay benefits payable under the Plan, but are subject to, among other things, the claims of general creditors of the Company. At September 30, 2004, approximately 58,000 shares had been issued to the Trust. There are 32,000 shares of the Company's authorized but unissued Common Stock that are reserved for issuance to fund the deferred compensation obligations under the Plan.

7. RETIREMENT PLANS AND OTHER BENEFITS

The Company has a noncontributory, defined benefit retirement plan covering substantially all of its employees. Benefits are based on the greater of amounts resulting from two different formulas: years of service and average compensation during the last five years of employment, or years of service and compensation during the term of employment. The Company annually contributes to the plan the amount deductible for federal income tax purposes.

The Company also provides certain health care and life insurance benefits for retired employees under 65 years of age. Substantially all employees may become eligible for such benefits if they retire under the provisions of the Company's retirement plan. The Company is accruing the costs over the expected service period of the employees.

The "projected unit credit" actuarial method was used to determine service cost and actuarial liability. The Company uses a September 30 measurement date.

The status of the plans was as follows at September 30 (in thousands):

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Change in Benefit Obligation				
Benefit Obligation at Beginning of the Period	$ 26,686	$ 23,210	$ 4,286	$ 3,909
Service Cost	844	691	115	100
Interest Cost	1,583	1,526	268	255
Participant Contributions			34	
Benefits Paid	(1,529)	(1,314)	(111)	262
(Gain)/Loss	2,975	2,573	804	(240)
Benefit Obligation at the End of the Period	$ 30,559	$ 26,686	$ 5,396	$ 4,286
Change in Plan Assets				
Fair Value of Assets at Beginning of the Period	$ 33,356	$ 30,106	$ 3,634	$ 3,277
Benefits Paid	(1,529)	(1,314)	(111)	
Employer Contributions			2	
Participant Contributions			34	
Actual Return on Plan Assets	3,833	4,564	92	357
Fair Value of Plan Assets at the End of the Period	$ 35,660	$ 33,356	$ 3,651	$ 3,634
Reconciliation of Funded Status				
Plan Assets in Excess of (Less Than) Benefit Obligation	$ 5,102	$ 6,670	$ (1,745)	$ (652)
Unrecognized Net (Gain) Loss	(4,840)	(6,620)	1,581	631
Prior Service Cost Not Yet Recognized	840	934		(394)
Remaining Unrecognized Transition Asset		(128)	(349)	
Accrued Benefit Asset (Liability)	$ 1,102	$ 856	$ (513)	$ (415)
Accumulated Benefit Obligation	$ 27,206			

Net periodic benefit cost included the following components for the years ended September 30, (in thousands):

	Pension Benefits		
Components of Net Periodic Benefit Cost	2004	2003	2002
Service Cost	$ 844	$ 691	$ 720
Interest Cost	1,583	1,526	1,632
Amortization of Transition Asset	(128)	(183)	(184)
Amortization of Prior Service Cost	94	94	67
Amortization of Unrecognized Gain	(87)	(355)	(459)
Expected return on Plan Assets	(2,551)	(2,312)	(2,329)
Net Periodic Benefit Cost (Income)	$ (245)	$ (539)	$ (553)

	Postretirement Benefits		
Components of Net Periodic Benefit Cost	2004	2003	2002
Service Cost	$ 115	$ 100	$ 82
Interest Cost	268	255	258
Amortization of Prior Service Cost	(44)	(44)	(38)
Amortization of Unrecognized Gain	30	6	
Expected return on Plan Assets	(271)	(211)	(215)
Net Periodic Benefit Cost	$ 98	$ 106	$ 87

The expected return on plan assets for the benefit plans is determined using the expected allocation of plan assets and the historical returns of that asset mix. Assumptions used to determine benefit obligations and periodic benefit costs are as follows:

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Weighted-Average Assumptions to Determine Benefits Obligations				
Discount Rate	6.00%	6.00%	6.00%	6.00%
Rate of Compensation Increase	4.50%	4.50%		
Measurement Date	9/30/2004	9/30/2003	9/30/2004	9/30/2003
Weighted-Average Assumptions to Determine Net Periodic Benefit Cost				
Discount Rate	6.00%	6.75%	6.00%	6.00%
Expected Long-Term Rate of Return on Plan Assets	8.25%	7.50%	7.75%	7.00%
Expected Long-Term Rate of Return on Plan Assets-Non Bargaining				3.00%
Rate of Compensation Increase	4.50%	4.50%		
Assumed Health Care Cost Trend Rates at September 30				
Health Care Cost Trend Rate Assumed for Next Year			10.00%	8.00%
Rate to Which the Cost Trend Rate is Assumed to Decline (the ultimate trend rate)			5.00%	4.75%
Year that the Rate Reaches the Ultimate Trend Rate			2009	2007

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

	Postretirement Benefits	
One Percentage-Point Increase	2004	2003
Effect on Total of Service and Interest Components	$ 40	$ 31
Effect on Postretirement Benefit Obligations	322	247

	Postretirement Benefits	
One Percentage-Point Decrease	2004	2003
Effect on Total of Service and Interest Components	$ (33)	$ (25)
Effect on Postretirement Benefit Obligations	(273)	(209)

The Company has a Retirement Committee composed of outside Directors that oversees the investments of the pension plan. The Committee has adopted an Investment Policy with the investment objective of meeting the Plan's benefit obligations and which employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return on plan assets within reasonable and prudent levels of risk in order to minimize contributions. All investments are expected to satisfy the requirements of the rule of prudent investments as set forth under the Employee Retirement Security Act of 1974

(ERISA). The Committee has retained investment managers who invest assets in accordance with the guidelines of the Investment Policy. Comparative market and peer group benchmarks are utilized to ensure that investment managers are performing satisfactorily. Approved asset classes are cash and cash equivalents, fixed income, and domestic and non-U.S. equities. Target ranges for asset allocations are determined by matching the actuarial projections of the Plan's future liabilities and benefit payments with expected long-term rates of return on the assets taking into account investment return volatility.

The Company's pension plan and postretirement benefit plan asset allocation at September 30, 2004 and 2003 and the current target allocation range are as follows:

	Pension Benefits		
	Current Target Allocation	Percentage of Plan Assets September 30,	
Asset Category	**Range**	**2004**	**2003**
Equity	60%-65%	64%	63%
Fixed income	35%-40%	35%	36%
Cash and Cash Equivalents	0% to 2%	1%	1%
Total	100%	100%	100%

	Postretirement Benefits		
	Current Target Allocation	Percentage of Plan Assets September 30,	
Asset Category	**Range**	**2004**	**2003**
Equity	57%-67%	63%	48%
Fixed income	33%-43%	34%	49%
Cash and Cash Equivalents	as needed	3%	3%
Total	100%	100%	100%

Pension plan equity securities include the Company's common stock of 6.8% and 7.5% of plan assets at September 30, 2004 and 2003 respectively. The Postretirement benefits plan does not invest in the Company's common stock.

The Company does not anticipate contributing to its pension plan in fiscal year 2005 but expects to contribute $2,000 to its postretirement benefit plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years (in thousands):

Expected Benefit Payments	Pension Benefits	Postretirement Benefits	Total
Fiscal Year Ending			
9/30/2005	$ 1,345	$ 282	$ 1,627
9/30/2006	1,393	315	1,708
9/30/2007	1,462	339	1,801
9/30/2008	1,562	374	1,936
9/30/2009	1,645	405	2,050
Next Five Years	9,553	2,089	11,642

The Company has formed two voluntary employees' beneficiary association (VEBA) trusts to fund postretirement health and life insurance benefits. The Company did not contribute to these trusts in 2003 and 2002, but contributed $2,000 in 2004.

The Company's eligible employees may participate in the Employee Savings Plan or the Bargaining Unit Employees Savings Plan, both of which are 401(k) plans. The Company's contributions to these 401(k) plans for the years ended September 30, 2004, 2003, and 2002 were $230,000, $240,000, and $249,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

The Company has third-party contracts, which expire at various dates through the year 2011, for the purchase, storage and delivery of gas supplies. During fiscal year 2001, the Company implemented a gas supply strategy in which it enters into forward purchases to lock in prices for a majority of its expected gas sales during the upcoming winter heating season. These gas supply contracts are exempt from the fair value accounting requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as these contracts qualify for and have been designated as normal purchases as defined in the standard. Minimum payments under these contracts in the fiscal years subsequent to September 30, 2004 are as follows:

Fiscal Year	Minimum Payments
2005	$ 17,966,000
2006	1,170,000
2007	1,187,000
2008	1,187,000
2009	1,187,000
2010-2011	2,028,000
Total	$ 24,725,000

A portion of firm supply requirements is expected to be met through the withdrawal of gas from the storage facility owned by Bay Gas. Mobile Gas has entered into a Gas Storage Agreement under which Bay Gas is to provide storage services for an initial period of 20 years which began in September 1994 with the commencement of commercial operations of the storage facility. The purchased gas adjustment provisions of the Company's rate schedules permit the recovery of gas costs from customers.

The Company is subject to various federal, state and local laws and regulations relating to the environment, which have not had a material effect on the Company's financial position or results of operations.

Like many gas distribution companies, prior to the widespread availability of natural gas, the Company manufactured gas for sale to its customers. In contrast to some other companies which operated multiple manufactured gas plants, the Company and its predecessor operated only one such plant, which discontinued operations in 1933. The process for manufacturing gas produced by-products and residuals, such as coal tar, and certain remnants of these residuals are sometimes found at former gas manufacturing sites.

Based on recent plans for the site, the Alabama Department of Environmental Management ("ADEM") is conducting a "Brownfields" evaluation of the property. Testing of the site has been completed by ADEM; however, the Company is unable to predict when ADEM's final report will be available. The Company engaged its own environmental consultants to evaluate the site in connection with the plans for the site. Based on their review, the Company has recorded its best estimate of $200,000 as an expense and a remediation liability in fiscal 2004. The APSC has concurred with this treatment. However, should further investigation or changes in environmental laws or regulations require material expenditures for evaluation or remediation with regard to the site, the Company would apply to the APSC for appropriate rate recovery of such costs. However, there can be no assurances that the APSC would approve the recovery of such costs or the amount and timing of any such recovery.

The Company is involved in litigation arising in the normal course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the consolidated financial statements of the Company.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of financial instruments have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments," and are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts for cash and cash equivalents, gas and other receivables, merchandise receivables, notes payable, accounts payable and other current liabilities approximate fair value. The fair value of long-term debt is estimated based on interest rates available to the Company at the end of each respective year for the issuance of debt with similar terms and remaining maturities.

The carrying amount and the estimated fair value of long-term debt is as follows at September 30, (in thousands):

	2004		2003	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Long-term debt	$ 90,940	$ 107,519	$ 98,646	$ 118,851

10. FINANCIAL INFORMATION BY BUSINESS SEGMENT

Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of An Enterprise and Related Information," requires that companies disclose segment information which reflects how management makes decisions about allocating resources to segments and measuring their performance. The reportable segments disclosed herein were determined based on such factors as the regulatory environment and the types of products and services offered.

The Company is principally engaged in two reportable business segments: Natural Gas Distribution and Natural Gas Storage. The Natural Gas Distribution segment is actively engaged in the distribution and transportation of natural gas to residential, commercial and industrial customers through Mobile Gas and SGT. The Natural Gas Storage segment provides for the underground storage of natural gas and transportation services through the operations of Bay Gas and Storage. Through Mobile Gas and Services, the Company also provides merchandising and other energy-related services which are aggregated with EnergySouth, the holding company, and included in the Other segment. For the years ended September 30, 2004, 2003, and 2002, all segments were located in Southwest Alabama.

Segment earnings information presented in the table below includes intersegment revenues, interest income, and interest expense which are eliminated in consolidation. Such intersegment revenues are primarily amounts paid by the Natural Gas Distribution segment to the Natural Gas Storage segment. Segment assets are provided as additional information and are net of intercompany advances, intercompany notes receivable and investments in subsidiaries.

As of and for the year ended September 30, 2004 (in thousands):	**Natural Gas Distribution**	**Natural Gas Storage**	**Other**	**Eliminations**	**Consolidated**
Operating Revenues	$ 97,910	$ 17,767	$ 4,484	$ (4,189)	$ 115,972
Cost of Gas	45,593			(4,189)	41,404
Cost of Merchandise & Jobbing			2,582		2,582
Operations and Maintenance Expense	20,694	2,983	1,542		25,219
Depreciation Expense	7,309	2,403			9,712
Taxes, Other Than Income Taxes	7,337	859	62		8,258
Operating Income	16,977	11,522	298		28,797
Interest Income (Expense) - Net	(3,261)	(4,434)	(142)		(7,837)
Allow. for Borrowed Funds Used During Construction	20				20
Less: Minority Interest	(152)	(653)			(805)
Income Before Income Taxes	$ 13,584	$ 6,435	$ 156		$ 20,175
Capital Expenditures	$ 7,663	$ 907			$ 8,570
Property, Plant, and Equipment, Net	$ 124,618	$ 79,979			$ 204,597
Total Assets	$ 141,481	$ 91,599	$ 9,374		$ 242,454

As of and for the year ended September 30, 2003 (in thousands):	Natural Gas Distribution	Natural Gas Storage	Other	Eliminations	Consolidated
Operating Revenues	$ 84,790	$ 14,590	$ 4,463	$ (4,228)	$ 99,615
Cost of Gas	35,061			(4,202)	30,859
Cost of Merchandise & Jobbing			2,473		2,473
Operations and Maintenance Expense	20,409	2,582	1,460	(26)	24,425
Depreciation Expense	6,958	1,965			8,923
Taxes, Other Than Income Taxes	6,614	610	53		7,277
Operating Income	15,748	9,433	477		25,658
Interest Income (Expense) - Net	(3,467)	(4,607)	(224)		(8,298)
Allow. for Borrowed Funds Used During Construction	122	1,109			1,231
Less: Minority Interest	(210)	(544)			(754)
Income Before Income Taxes	$ 12,193	$ 5,391	$ 253		$ 17,837
Capital Expenditures	$ 9,108	$ 6,626	$ (60)		$ 15,674
Property, Plant, and Equipment, Net	$ 123,785	$ 81,407			$ 205,192
Total Assets	$ 137,085	$ 86,819	$ 12,984		$ 236,888

As of and for the year ended September 30, 2002 (in thousands):	Natural Gas Distribution	Natural Gas Storage	Other	Eliminations	Consolidated
Operating Revenues	$ 74,290	$ 11,516	$ 5,064	$ (4,451)	$ 86,419
Cost of Gas	26,460			(4,193)	22,267
Cost of Merchandise & Jobbing			3,197		3,197
Operations and Maintenance Expense	19,875	2,069	1,833	(286)	23,491
Depreciation Expense	6,581	1,520	21		8,122
Taxes, Other Than Income Taxes	5,963	525	60		6,548
Operating Income	15,411	7,402	(47)	28	22,794
Interest Income (Expense) - Net	(3,257)	(4,435)	(165)	(28)	(7,885)
Allow. for Borrowed Funds Used During Construction	43	2,001			2,044
Less: Minority Interest	(290)	(449)			(739)
Income Before Income Taxes	$ 11,907	$ 4,519	$ (212)		$ 16,214
Capital Expenditures	$ 8,316	$ 17,341	$ (31)		$ 25,626
Property, Plant, and Equipment, Net	$ 121,053	$ 76,698	$ 60		$ 197,811
Total Assets	$ 134,476	$ 83,645	$ 14,092		$ 232,213

11. QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly financial data for fiscal 2004 and 2003 is summarized as follows (in thousands, except per share data):

Three Months Ended	Dec. 31	Mar. 31	Jun. 30	Sep. 30
Fiscal 2004				
Total Operating Revenues	$ 32,716	$ 42,845	$ 20,996	$ 19,415
Total Operating Income	8,737	12,449	4,203	3,408
Net Income	4,068	6,372	1,298	830
Basic Earnings Per Share	$ 0.53	$ 0.82	$ 0.17	$ 0.10
Diluted Earnings Per Share	$ 0.52	$ 0.81	$ 0.17	$ 0.10
Fiscal 2003				
Total Operating Revenues	$ 25,713	$ 35,604	$ 20,583	$ 17,715
Total Operating Income	7,111	10,589	3,836	4,122
Net Income	3,374	5,559	986	1,216
Basic Earnings Per Share	$ 0.45	$ 0.73	$ 0.13	$ 0.16
Diluted Earnings Per Share	$ 0.44	$ 0.73	$ 0.13	$ 0.15

The pattern of quarterly earnings reflects a seasonal nature because weather conditions strongly influence operating results.

FINANCIAL SUMMARY

Years Ended September 30,		2004		2003		2002
SELECTED FINANCIAL DATA						
(in thousands, except per share data)						
Gas Revenues	$	111,488	$	95,150	$	81,560
Merchandise Sales		3,029		3,259		3,499
Other		1,455		1,206		1,360
Total Operating Revenues	$	115,972	$	99,615	$	86,419
Income Before Cumulative Effect of Changes in Accounting Principles	$	12,568	$	11,135	$	10,231
Cumulative Effect of Changes in Accounting Principles						
Net Income	$	12,568	$	11,135	$	10,231
Preferred Stock Dividends						
Earnings Applicable to Common Stock	$	12,568	$	11,135	$	10,231
Cash Dividends Per Share of Common Stock (1)	$	0.78	$	0.74	$	0.71
Basic Earnings Per Share of Common Stock (1):						
Income Before Cumulative Effect of Changes in Accounting Principles	$	1.62	$	1.47	$	1.37
Net Income (1)	$	1.62	$	1.47	$	1.37
Diluted Earnings Per Share of Common Stock (1):						
Income Before Cumulative Effect of Changes in Accounting Principles	$	1.60	$	1.45	$	1.35
Net Income (1)	$	1.60	$	1.45	$	1.35
Average Common Shares Outstanding (1):						
Basic (1)		7,764		7,599		7,451
Diluted (1)		7,860		7,686		7,569
Total Assets	$	242,454	$	236,888	$	232,213
Long-Term Debt	$	84,692	$	92,640	$	98,645
STATISTICAL						
Gas Revenue (in thousands):						
Sales:						
Residential	$	64,283	$	54,470	$	47,839
Commercial and Industrial - Small		17,100		13,795		11,105
Commercial and Industrial - Large		8,696		8,101		6,436
Transportation		9,799		10,405		10,834
Storage (other than intercompany)		10,805		7,401		4,383
Other		805		978		963
Total	$	111,488	$	95,150	$	81,560
Delivery to Customers (in thousand therms):						
Gas Sales:						
Residential		42,546		44,617		42,651
Commercial and Industrial - Small		13,709		13,664		12,717
Commercial and Industrial - Large		8,943		10,463		10,679
Transportation		695,561		759,936		947,515
Total		760,759		828,680		1,013,562
Customers Billed (peak month):						
Residential		92,537		93,318		93,563
Commercial and Industrial - Small		5,143		5,111		5,153
Commercial and Industrial - Large		77		78		80
Transportation		41		43		37
Total		97,798		98,550		98,833
Degree Days (2)		1,619		1,773		1,577
NUMBER OF EMPLOYEES (END OF PERIOD)		265		285		295

Note: (1) All references to number of shares and per share amounts have been restated to reflect the three-for-two conversion of Mobile Gas common stock into EnergySouth, Inc. common stock effective February 2, 1998 and the three-for-two stock split effective September 2, 2004.

Note: (2) The number of degrees that the daily mean temperature falls below 65 degrees F. The Company's rates were designed assuming annual normal degree days of 1,640 beginning December 1, 1995 and an annual normal of 1,695 for prior periods.

2001	2000	1999	1998	1997	1996	1995
$ 103,424	$ 69,714	$ 63,889	$ 70,740	$ 69,622	$ 68,334	$ 56,204
2,966	2,913	2,827	2,920	2,678	2,674	2,576
1,369	1,470	1,344	1,329	1,281	1,224	788
$ 107,759	$ 74,097	$ 68,060	$ 74,989	$ 73,581	$ 72,232	$ 59,568
$ 6,138	$ 8,792	$ 8,624	$ 8,417	$ 8,126	$ 8,631	$ 4,028
-	-	(349)	-	-		
$ 6,138	$ 8,792	$ 8,275	$ 8,417	$ 8,126	$ 8,631	$ 4,028
$ 6,138	$ 8,792	$ 8,275	$ 8,417	$ 8,126	$ 8,631	$ 4,028
$ 0.68	$ 0.65	$ 0.61	$ 0.56	$ 0.52	$ 0.49	$ 0.47
$ 0.83	$ 1.19	$ 1.18	$ 1.15	$ 1.12	$ 1.19	$ 0.56
$ 0.83	$ 1.19	$ 1.13	$ 1.15	$ 1.12	$ 1.19	$ 0.56
$ 0.82	$ 1.19	$ 1.17	$ 1.14	$ 1.11	$ 1.19	$ 0.56
$ 0.82	$ 1.19	$ 1.12	$ 1.14	$ 1.11	$ 1.19	$ 0.56
7,389	7,356	7,326	7,298	7,266	7,239	7,218
7,481	7,416	7,400	7,389	7,322	7,257	7,218
$ 232,014	$ 175,902	$ 181,518	$ 173,862	$ 168,667	$ 157,038	$ 142,369
$ 90,592	$ 55,222	$ 58,017	$ 58,979	$ 63,580	$ 54,509	$ 57,328
$ 65,394	$ 41,750	$ 39,575	$ 44,725	$ 44,330	$ 43,929	$ 36,106
15,499	9,433	8,613	9,208	8,948	8,348	6,813
10,060	6,316	5,242	6,784	7,638	7,914	6,151
9,594	9,336	8,215	8,210	6,886	6,571	6,172
2,134	2,153	1,689	1,204	1,176	926	245
743	726	555	609	644	646	717
$ 103,424	$ 69,714	$ 63,889	$ 70,740	$ 69,622	$ 68,334	$ 56,204
51,415	43,014	39,866	51,493	48,099	59,403	47,992
14,318	12,590	11,781	13,231	12,338	14,148	11,669
12,570	12,860	11,683	15,169	16,975	23,252	19,536
790,741	611,541	357,183	335,905	284,248	279,798	274,859
869,044	680,005	420,513	415,798	361,660	376,601	354,056
94,948	95,131	95,022	95,443	95,446	95,338	94,822
5,197	5,256	5,282	5,305	5,267	5,257	5,235
89	95	92	97	101	105	108
43	37	37	30	30	30	29
100,277	100,519	100,433	100,875	100,844	100,730	100,194
1,978	1,379	1,196	1,889	1,487	2,030	1,331
300	291	280	281	276	276	275

Corporate Officers

John S. Davis / President and Chief Executive Officer

W. G. Coffeen, III / Senior Vice President, Corporate Development

Charles P. Huffman / Senior Vice President and Chief Financial Officer

G. Edgar Downing, Jr. / Vice President, Secretary, and General Counsel

LaBarron McClendon / Vice President, Human Resources

Susan P. Stringer / Vice President and Controller

Daniel T. Ford / Treasurer and Assistant Secretary

Officers of Mobile Gas Service Corporation

John S. Davis / President and Chief Executive Officer

W. G. Coffeen, III / Senior Vice President, Corporate Development

Charles P. Huffman / Senior Vice President and Chief Financial Officer

A. Scott Bergoon / Senior Vice President, Operations and Marketing

G. Edgar Downing, Jr. / Vice President, Secretary, and General Counsel

Edward E. Fields / Vice President, Governmental Affairs

LaBarron McClendon / Vice President, Human Resources

Susan P. Stringer / Vice President and Controller

Daniel T. Ford / Treasurer and Assistant Secretary

Officers of Bay Gas Storage Company

Gregory H. Welch / President and Chief Operating Officer

Dan R. Burgess, Sr. / Vice President, Operations

Corporate Information

Annual Meeting and Proxies

The Annual Meeting of the Shareholders will be held on Friday, January 28, 2005, at the Company's auditorium, 2828 Dauphin Street, Mobile, Alabama, 36606. Notice of the meeting and form of proxy, along with this report, are being mailed by Management to each holder of record of common stock.

Form 10-K

A copy of the annual report on Form 10-K for the year ended September 30, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to Shareholder Relations, EnergySouth, Inc., P. O. Box 2607, Mobile, Alabama, 36652.

Certified Public Accountants

Deloitte & Touche LLP
191 Peachtree Street, Suite 1500
Atlanta, Georgia 30303-1924

Transfer Agent and Registrar

Dividend Disbursing and Dividend Reinvestment Agent
EquiServe Trust Company, N.A.
P. O. Box 219045
Kansas City, MO 64121-9045

Shareholder Inquiries

Shareholders of common stock may obtain assistance and information regarding shareholder accounts and records, dividend payments, consolidation of accounts, stock transfer and lost certificates by writing to the Transfer Agent, EquiServe Trust Company, N.A., at the address listed above or by calling 1 - 877- 498 - 8865. Shareholders can access the Transfer Agent's home page at: http://www.equiserve.com

Dividend Reinvestment and Stock Purchase Plan

The Company offers its common stockholders a Dividend Reinvestment and Stock Purchase Plan which is a convenient and economical method of purchasing additional shares of common stock. Participants in the Plan have cash dividends on their stock automatically reinvested in additional shares and have the option of making cash investments in additional shares without having to pay brokerage commissions, fees, or service charges for these purchases. To obtain a prospectus describing the Dividend Reinvestment and Stock Purchase Plan and enrollment information, you may write or call Shareholder Relations, EnergySouth, Inc., Post Office Box 2607, Mobile, Alabama, 36652.
(251) 450-4631.

Information By Internet

The World Wide Web address on the Internet is www.energysouth.com

Directors



Walter A. Bell (3,4)

Commissioner, Department of Insurance, State of Alabama; Vice Chairman, Gulf Federal Bank



John S. Davis (1)

President and Chief Executive Officer of the Company; Member of Board, Infirmary Health Systems, Inc., Mobile, Alabama; Member of South Area Board of Directors, Amsouth Bank, Mobile, Alabama



John C. Hope, III (1,3,6)

Chairman of the Board of the Company; Executive Vice President, Whitney National Bank; Executive Vice President, Whitney Holding Corporation, New Orleans, Louisiana; Member of Board, Infirmary Health System, Inc., Mobile, Alabama



Walter L. Hovell (1,2)

Vice Chairman of the Board of the Company; Retired President and Chief Executive Officer, Mobile Gas Service Corporation, Mobile, Alabama



Gaylord C. Lyon (4,5)

President, Gaylord C. Lyon and Company, Inc., Mobile, Alabama



Judy A. Marston (4,5)

Owner of Judy Marston & Associates, a business consulting firm, Mobile, Alabama; Member of Board of Trustees, Spring Hill College



S. Felton Mitchell, Jr. (2,5)

President, S. Felton Mitchell, Jr., P.C., Mobile, Alabama; Sole Proprietor, S. Felton Mitchell, Jr., CPA, Mobile, Alabama; President, The Vibroplex Co., Inc., Mobile, Alabama



G. Montgomery Mitchell (2,4)

Retired Senior Vice President, Stone & Webster Management Consultants, Inc., Houston, Texas; Chairman of the Board, Energy West, Inc., Great Falls, Montana



Harris V. Morrissette (2,6)

President, Marshall Biscuit Co., Inc.; Director, BancTrust Financial Group, Inc., Mobile, Alabama; Director, Williamsburg Investment Trust, Cincinnati, Ohio; Chairman of the Board, Azalea Aviation, Inc., Mobile, Alabama



E.B. Peebles, Jr. (1,3,6)

Retired Chairman, Ryan-Walsh Stevedoring Co., Inc., Mobile, Alabama; Retired Senior Vice President, Dravo Corporation, Pittsburgh, Pennsylvania; Retired Chairman, Mobile Arts and Sports Association and Senior Bowl Committee, Mobile, Alabama



Robert H. Rouse (2,5)

Partner, Helmsing, Leach, Herlong, Newman & Rouse P.C., Mobile, Alabama; Member of the Advisory Board of Whitney National Bank (Mobile)



Thomas B. Van Antwerp (1,3,6)

Executive Director, Providence Hospital Foundation, Mobile, Alabama; Member of the Board, Merchants and Marine Bank, Pascagoula, Mississippi

Committees: 1. Executive 2. Audit 3. Compensation 4. Risk Management 5. Retirement 6. Governance and Nominating

EnergySouth, Inc.

2828 Dauphin Street • Mobile, Alabama 36606
www.energysouth.com

SKU 4952 - AR -

NASDAQ SYMBOL: ENSI